Exhibit 99.1

Aeterna Zentaris Announces Effective Date of Share Consolidation

TORONTO, ON, July 18, 2022 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that the Company has filed articles of amendment, to effect the previously announced share consolidation (or reverse stock split) (the “Consolidation”) of its issued and outstanding common shares (the “Common Shares”) on the basis of one post-Consolidation Common Share for every twenty-five pre-Consolidation Common Shares.

Aeterna expects that the price of its Common Shares will reflect the Consolidation by July 21, 2022, marking a positive outcome for the Company as it works to further its development pipeline. Aeterna’s board of directors also thanks all shareholders for their support of the Consolidation initiative.

The Consolidation will reduce the number of Common Shares issued and outstanding from approximately 121,397,007 Common Shares to approximately 4,855,876 Common Shares. The Common Shares are expected to commence trading on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Capital Market (the “Nasdaq”) on a post-Consolidation basis on or about the opening of trading on July 21, 2022.

Remaining listed on Nasdaq is important to the Company’s performance, corporate visibility as well as overall awareness of Aeterna to current and potential investors. Aeterna proceeded with the Consolidation in order to satisfy Nasdaq’s minimum bid price requirement. Under this rule, if the Company fails to meet a minimum bid price for its common shares above US$1.00, for a minimum of at least ten consecutive days before July 25, 2022, the Company could be subject to delisting from Nasdaq unless the Company timely requests a hearing before a Nasdaq Hearings Panel. While the Consolidation is expected to result in Aeterna’s Common Shares achieving the requisite minimum bid price by later this week, the Company will not meet the requirement for the Common Shares to trade at this level for a minimum of ten consecutive days before July 25, 2022. However, Aeterna expects to be in full compliance with Nasdaq Listing Rules by August 3, 2022, having traded for a minimum of ten consecutive business days at or above $1.00 per Common Share by that date.

Given that the Company does not expect to trade at or above $1.00 per Common Share for ten consecutive trading days by July 25, 2022, the current expiration date of its grace period, the Company expects to receive a notice of delisting during the week of July 25, 2022. Such notice would afford the Company seven calendar days to request a hearing. If the Company has not been deemed in compliance by the due date for requesting a hearing, the Company intends to timely request a hearing. The hearing request will automatically stay any suspension or delisting action pending the conclusion of the hearings process. Should the Company regain compliance after it has requested a hearing, the Company expects that the hearing will be canceled, provided it meets all other requirements for continued listing at the time. At present, the Company meets all other requirements for continued listing, with the exception of the bid price requirement.

The Company’s transfer agent, Computershare Investor Services Inc., will be sending a letter of transmittal to the registered holders of Common Shares. The letter of transmittal will contain instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the transfer agent. Shareholders may also obtain a copy of the letter of transmittal by accessing the Company’s SEDAR profile at www.sedar.com or the Company’s EDGAR profile at www.sec.gov. Until surrendered, each certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation. If shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

The Company’s new CUSIP number is 007975501 and its new ISIN number is CA0079755017.

For additional information regarding the Consolidation, please refer to the Company’s Notice of Annual General and Special Meeting of Shareholders and Management Information Circular dated May 16, 2022, which are available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™; Ghryvelin®), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical and clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia trachomatis.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to the timing and impact of the Consolidation and compliance with the Nasdaq’s rules.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, results from ongoing or planned pre-clinical and clinical studies of our products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license agreement and the amended license agreement (collectively the Novo Amended License Agreement); the global instability due to the global pandemic of COVID-19 and the war in Ukraine and the resulting geopolitical instability, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and the annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com